Mail Stop 3561

August 3, 2009

Via Fax & U.S. Mail

Mr. Xiao Ping Zhang, Chief Executive Officer
SORL Auto Parts Inc.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province
Peoples Republic of China

      Re: SORL Auto Parts, Inc.
           Form 10-K for the year ended December 31, 2008
           Filed March 30, 2009
           File No. 000-11991

Dear Mr. Zhang:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief